Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
June 30, 2006

	Three Months Ended		Nine Months Ended
	June 30		June 30
	2006	2005	2006	2005
	(Dollars in thousands)

Income from continuing operations before provision for income taxes per statement of income	$(30,178)	$7,303	$226,680	$243,886
Add:
Portion of rents representative of the interest factor	1,485	1,040	4,350	3,236
Interest on debt & amortization of debt expense	35,944	33,689	107,625	99,304

Income as adjusted	$7,251	$42,032	$338,655	$346,426

Fixed charges:
Interest on debt & amortization of debt expense (1)	$35,944	$33,689	$107,625	$99,304
Capitalized interest (2)	1,201	563	2,984	1,914
Rents	4,456	3,120	13,049	9,707
Portion of rents representative of the interest factor (3)	1,485	1,040	4,350	3,236

Fixed charges (1)+(2)+(3)	$38,630	$35,292	$114,959	$104,454

Ratio of earnings to fixed charges	0.19	1.19	2.95	3.32